April 5, 2005

United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Larry Greene

            Re:  Harris & Harris Group, Inc.
            File Number 814-176
            -------------------

Dear Mr. Greene:

Filed herewith is the Schedule 14A, including the definitive proxy statement and proxy card. We plan to mail the proxy materials to shareholders on approximately April 5, 2005. Please contact the undersigned at 212-582-0900, ext. 15 with any questions.

                                                     Sincerely,

                                                     /s/ Sandra Matrick Forman

                                                     Sandra Matrick Forman
                                                     General Counsel and Chief
                                                     Compliance Officer